UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b),

(c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Cell Therapeutics, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

150934503

(CUSIP Number)

November 15, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 150934503

1	Names of Reporting Persons Baxter International Inc.
2	Check the Appropriate Box if a Member of a Group* (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 15,673,981 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,673,981 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,673,981 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*
11	Percent of Class Represented by Amount in Row 9 10.8% (2)
12	Type of Reporting Person (See Instructions) CO

(1)	Represents common shares that would be received by Baxter Healthcare SA, an indirect wholly-owned subsidiary of Baxter International Inc., upon the conversion of 30,000 shares of the Issuer’s Series 19 Preferred Stock acquired by Baxter Healthcare SA on November 15, 2013. Baxter International Inc., as the ultimate parent of Baxter Healthcare SA, may be deemed to indirectly beneficially own such shares. Baxter Healthcare SA effected the conversion of all of its shares of Series 19 Preferred Stock on November 25, 2013.
(2)	Percentage of class calculation is based on 129,878,669 shares of the Issuer’s common stock outstanding as of October 25, 2013 as reported the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2013 and an additional 15,673,981 common shares deemed outstanding as of November 15, 2013 upon the assumed conversion of all shares of the Issuer’s Series 19 Preferred Stock acquired by Baxter Healthcare SA on that date.

13G

CUSIP No. 150934503

1	Names of Reporting Persons Baxter Healthcare SA
2	Check the Appropriate Box if a Member of a Group* (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 15,673,981 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,673,981 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,673,981 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*
11	Percent of Class Represented by Amount in Row 9 10.8% (2)
12	Type of Reporting Person (See Instructions) CO

(1)	Represents common shares that would be received by Baxter Healthcare SA upon the conversion of 30,000 shares of the Issuer’s Series 19 Preferred Stock acquired by Baxter Healthcare SA on November 15, 2013. Baxter Healthcare SA effected the conversion of all such shares of Series 19 Preferred Stock on November 25, 2013.
(2)	Percentage of class calculation is based on 129,878,669 shares of the Issuer’s common stock outstanding as of October 25, 2013 as reported the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2013 and an additional 15,673,981 common shares deemed outstanding as of November 15, 2013 upon the assumed conversion of all shares of the Issuer’s Series 19 Preferred Stock acquired by Baxter Healthcare SA on that date.

Item 1.

(a)	Name of Issuer:

Cell Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3101 Western Avenue, Suite 600

Seattle, Washington 98121

Item 2.

(a)	Name of Person Filing:

Baxter International Inc.

Baxter Healthcare SA

(b)	Address of Principal Business Office or, if none, Residence:

Baxter International Inc. – One Baxter Parkway, Deerfield, Illinois 60015-4625

Baxter Healthcare SA – Thurgauerstrasse 130, Glattpark (Opfikon), Switzerland 8152

(c)	Citizenship:

Baxter International Inc. – Delaware

Baxter Healthcare SA – Switzerland

(d)	Title of Class of Securities:

Common Stock, no par value

(e)	CUSIP Number: 150934503

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or §§ 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned: 15,673,981 common shares (1)

(b)	Percent of class: 10.8% (2)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 15,673,981 (1)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 15,673,981 (1)

(1)	Represents shares that would be received by Baxter Healthcare SA, an indirect wholly-owned subsidiary of Baxter International Inc., upon the conversion of 30,000 shares of the Issuer’s Series 19 Preferred Stock acquired by Baxter Healthcare SA on November 15, 2013. Baxter Healthcare SA effected the conversion of all of its shares of Series 19 Preferred Stock on November 25, 2013. Baxter International Inc., as the ultimate parent of Baxter Healthcare SA, may be deemed to indirectly beneficially own such shares. Each of Baxter Healthcare Holding GmbH, Baxter Holding B.V., Baxter Global Holdings II Inc., Baxter Healthcare Corporation of Puerto Rico, Baxter Sales and Distribution Corp. and Baxter World Trade Corporation, as intermediate wholly-owned subsidiaries between Baxter International Inc. and Baxter Healthcare SA, may be deemed to indirectly beneficially own such shares.

(2)	Percentage of class calculation is based on 129,878,669 shares of the Issuer’s common stock outstanding as of October 25, 2013 as reported the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2013 and an additional 15,673,981 common shares deemed outstanding as of November 15, 2013 upon the assumed conversion of 30,000 shares of the Issuer’s Series 19 Preferred Stock acquired by Baxter Healthcare SA on that date.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibits:

Exhibit 1 – Joint Filing Statement

Exhibit 2 – Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2013

BAXTER INTERNATIONAL INC.

By:	/s/ David P. Scharf
Name:	David P. Scharf
Title:	Corporate Vice President,
General Counsel and
Corporate Secretary

BAXTER HEALTHCARE SA

By:	/s/ Stephanie D. Miller
Name:	Stephanie D. Miller
Title:	Attorney-in-fact